May 16, 2024

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: TrueBlue, Inc. Registration Statement on Form S-3 (File No. 333-279149)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TrueBlue, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (File No. 333-279149) be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on Monday, May 20, 2024, or as soon thereafter as practicable.

If you require additional information, please contact Allison Handy of Perkins Coie LLP, counsel to the Company, at (206) 359-3295. In addition, please notify Ms. Handy when this request for acceleration has been granted.

Respectfully submitted,

By: /s/ Todd N. Gilman
Todd N. Gilman
Senior Vice President, Deputy General
Counsel & Secretary

cc: Allison Handy (Perkins Coie LLP)